Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Ms. M. Emily Madison
Interim Chief Financial Officer
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056

      Re: MAXXAM, Inc.
               Form 10-K for the year ended December 31, 2006
               Filed April 2, 2007
               File No. 001-03924

Dear Ms. Madison:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>Report of Independent Registered Public Accounting Firm, page 51</u>

1. We note that your auditors' report references the audit of Sam Houston Race Park, Ltd., a subsidiary, which contributed 16%, 11.4%, and 14.5% of the Company's consolidated total revenues for the years ended December 31, 2006, 2005, and 2004, respectively. Please revise your filing to include the separate report of the other accountant referenced. See Rule 2-05 of Regulation SX.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 54

2. We note from the Company's consolidated statements of cash flows that the Company had significant levels of both purchases and sales of marketable securities and other investments during all periods presented in the financial statements. Given the significant volume of these activities, it appears that your portfolio of marketable securities is turning over numerous times during each period and may be more appropriately classified as "trading securities" rather than as securities available for sale. In this regard, please tell us what portion of the sales and maturities reflected in the consolidated statements of cash flows for each period consist of sales versus maturities of marketable securities and explain why you believe your current treatment of your marketable securities as "available for sale" is appropriate. Also, please revise future filings to separately disclose cash flows associated with sales and maturities of marketable securities separately in you consolidated statements of cash flows. Refer to the guidance outlined in paragraph 18 of SFAS No.115.

Statements of Stockholders' Deficit, page 55

3. We note from your disclosure in Note 12 that during the year ended December 31, 2006 a number of stock options were exercised. Please tell us how you accounted for the shares of common stock issued for the exercise of stock options, in light of the fact that neither common stock, nor additional paid in capital appear to be adjusted for these stock issuances on the statement of stockholders' equity. Additionally, please tell us and disclose in the notes to the financial statements in future filings, a description of your policy for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). See paragraph A240(k) of SFAS No 123R.

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

- Revenue Recognition, page 64

4. We note your disclosure that you receive revenues in the form of fees paid by other racetracks for the broadcast of your live races to offsite locations. Please tell us, and disclose in the notes to the financial statements in future filings, your policy for recognizing revenue on these fees. Also, please disclose when you recognize revenue from the other sources of revenue related to pari-mutual racing that are listed in Note 1 to the financial statements.

5. We note that you present "net sales" on the face of the statements of operations. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the "net sales" amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments.

- Gain and Loss Contingencies, page 64

6. We note your disclosure that you recognize gain contingencies when realization is considered probable. Please tell us the nature of any gain contingencies recognized during any of the periods for which financial statements are presented. Please note that although it may be appropriate to recognize certain gain contingencies, such as recoveries of environmental remediation liabilities, when realization is considered probable, the same recognition criteria does not hold true for all gain contingencies. See paragraph 17 of SFAS No. 5 and EITF 01-10. In future filings, please revise your disclosure to clarify your accounting for gain contingencies based on the type of gain contingency (i.e., contingencies related to recovery of a loss, other contingencies).

– Per Share Information, page 66

7. Please revise future filings to disclose the number of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Note 3. Segment Information and Other Items, page 68

8. We note from your disclosure in footnote (6) of Note 3, that corporate investment, interest and other income (expense), net for the year ended December 31, 2005 includes a $4.3 million benefit to correct the cumulative effect of an overstatement of intercompany interest from 1995 to 2000. Please explain to us the nature of this benefit amount and tell us how the amount was calculated or determined. Also, please explain why you believe it was appropriate to correct this error by adjusting investment and other income in 2005 rather than by restating the financial statements for the periods in which the errors occurred.

Note 4. Cash, Cash Equivalents, Marketable Securities and Investments in Limited Partnerships, page 70

9. We note your disclosure that marketable securities generally consist of U.S corporate debt securities, US treasury obligations and other debt securities. In future filings, please disclose by major security type, as of each date for which a balance sheet is presented:

    ▪   The aggregate fair value
    ▪   Total gains for securities with net gains in accumulated other comprehensive income
    ▪   Total losses for securities with net losses in accumulated other comprehensive income

    Also, for investments in debt securities classified as available for sale, please disclose the contractual maturities of those securities as of the most recent balance sheet date presented. Separate disclosure should be provided for those due within one year, those due between one and five years and those due after five years. Refer to the disclosure requirements outlined in paragraphs 19 and 20 of SFAS No. 115.

10. We note that the income from your investment in limited partnerships for the year ended December 31, 2005 was $7.3 million which is material to your pre-tax earnings for the period. Please tell us how you evaluated the significance of your equity method investments for the year ended December 31, 2005 for the purpose of determining whether separate financial statements of any equity method investments were required by Rule 3-09 of Regulation S-X. Also, in future filings, if your investment in limited partnerships is material, please disclose in the notes to the financial statements, the name of the investees, the percentage ownership of the investee's common stock, and summarized information of assets, liabilities, and results of operations of the investees either individually or in groups. See paragraph 20 of APB 18.

Note 5. Property, Plant and Equipment, page 71

11. We note your disclosure that there was an impairment charge of $.07 million recognized in 2006 resulting from Palco's regular evaluation of its sawmill activities. In light of the continuing liquidity problems and net operating losses attributable to the forest products segment during the periods presented in your financial statements, coupled with the initiation of bankruptcy proceedings in January 2007 by your forest products subsidiaries, please tell us and expand the disclosures provided in the "critical accounting policies" section of MD&A to explain why you believe that both property, plant and equipment, and timber and timberlands are appropriately stated as of December 31, 2006. Also, including all significant assumptions utilized by management, please explain to us how you analyzed these assets for the existence of an impairment as of the most recent fiscal year period presented.

Note 8. Income Taxes

12. We note the disclosure indicating that as a result of the cancellation of the Company's Kaiser shares in 2006, the Company expects it will take a worthless stock deduction on its 2006 consolidated federal income tax return. We also note that because it is uncertain whether the deduction meets certain criteria required for asset recognition purposes, it has not recorded the resulting tax asset of approximately $135.8 million in its consolidated balance sheet as of December 31, 2006. Please explain in further detail why the Company did not recognize a deferred tax asset in its December 31, 2006 balance sheet given that it expects to take a worthless stock deduction on its 2006 federal income tax return. Your response should clearly explain why recognition of asset was not considered appropriate. We may have further comment upon receipt of your response.

Note 10. Investment in Kaiser

13. We note from the disclosure included in Note 10 that in connection with Kaiser's plan of reorganization from bankruptcy effective July 6, 2006, the Company's shares of common stock in Kaiser were cancelled without obligation, and as a result, the Company reversed the $516.2 million of losses in excess of its investment in Kaiser along with the accumulated other comprehensive losses of $85.3 million related to Kaiser, resulting in a net gain of $430.9 million recognized in the third quarter of 2006. We also note from the Company's consolidated statement of operations that this net gain has been reflected as a component of the Company's operating income.

Since this gain did not result from your current operating activities, we do not believe that the current presentation in your consolidated statement of operations is appropriate. We believe this gain would be more appropriately classified as either "discontinued operations" pursuant to paragraph 42 of SFAS No. 144, or since it results from Kaiser's reorganization through bankruptcy proceedings, as a reorganization item pursuant to paragraphs 27 and 49 of SOP 90-7. Please amend your financial statements for the fiscal year ended December 31, 2006 to reclassify this gain to discontinued operations or reorganization items.

Note 12. Stockholders' Deficit, page 89

14. In future filings, please revise to include disclosure of the following for each year for which an income statement is provided:
    (1) The weighted-average grant-date fair value of equity options or other equity instruments granted during the year.
    (2) The total intrinsic value of options exercised, share-based liabilities paid, and the total fair value of shares vested during the year.
    See paragraph A240(c) of SFAS No. 123R. Also, revise future filings to disclose the amount of tax benefit related to compensation cost for share-based payment arrangements for each period presented. Refer to the guidance in paragraph A240(g) of SFAS No. 123R.

15. We note your disclosure that 256,808 shares of restricted common stock granted under the 1994 Omnibus Plan are outstanding. In future filings, please disclose the number and weighted-average grant-date fair value of the restricted stock, for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year. See paragraph A240(b)(2) of SFAS No. 123(R). Also, please disclose the amount of compensation expense recorded for the restricted stock during each year for which a statement of operations is provided.

16. We note the disclosure in Note 12 indicating that total compensation cost for share-based payment arrangements for the year ended December 31, 2006 was benefit of $2.0 million due primarily to a reduction in the per share market price of the Company's common stock. This disclosure and the disclosure in the last paragraph on page 65 appears to indicate that the Company accounts for it's share-based compensation arrangements as liabilities pursuant to the guidance in SFAS No.123R. Please tell us and revise the notes to your financial statements to explain why your share-based payment arrangements are being accounted for as

liabilities that are remeasured at fair value at the end of each reporting period until settlement. Also, revise future filings to disclose the amount of cash used to settle equity instruments during the periods presented in your financial statements, as applicable. Refer to the guidance outlined in paragraph A240(j) of SFAS No.123R.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief